UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York 10001

(646) 762 8591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928L 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 363,731,470*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,731,470*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,731,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%†
14	TYPE OF REPORTING PERSON PN, IA

*

Includes 363,731,470 shares of Common Stock (as defined below) owned by Antara Capital Master Fund LP (the “Antara Master Fund”) and a managed account for which Antara Capital LP serves as investment manager (the “Managed Account”).

†

Based on 383,437,910 shares of Common Stock outstanding as of November 15, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 8-K furnished to the Securities and Exchange Commission (the “SEC”) on November 16, 2022.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 363,731,470*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,731,470*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,731,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%†
14	TYPE OF REPORTING PERSON OO, HC

*	Includes (i) 363,731,470 shares of Common Stock owned directly by Antara Master Fund and the Managed Account.
†

Based on 383,437,910 shares of Common Stock outstanding as of November 15, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 8-K furnished to the SEC on November 16, 2022.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 363,731,470*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,731,470*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,731,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.0%†
14	TYPE OF REPORTING PERSON IN, HC

*	Includes (i) 363,731,470 shares of Common Stock owned directly by Antara Master Fund and the Managed Account.
†

Based on 383,437,910 shares of Common Stock outstanding as of November 15, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 8-K furnished to the SEC on November 16, 2022.

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 (this “Amendment No. 15”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), Amendment No. 5 filed on February 9, 2022 (“Amendment No. 5”), Amendment No. 6 filed on February 9, 2022 (“Amendment No. 6”), Amendment No. 7 filed on March 16, 2022 (“Amendment No. 7”), Amendment No. 8 filed on June 1, 2022 (“Amendment No. 8”), Amendment No. 9 filed on July 1, 2022 (“Amendment No. 9”), Amendment No. 10 filed on July 11, 2022 (“Amendment No. 10”), Amendment No. 11 filed on July 14, 2022 (“Amendment No. 11”), Amendment No. 12 filed on July 18, 2022 (“Amendment No. 12”), Amendment No. 13 filed on August 12, 2022 (“Amendment No. 13”), Amendment No. 14 filed on September 8, 2022 (“Amendment No. 14”) and, together with this Amendment No. 15 this “Schedule 13D”). This Amendment No. 15 relates to the common stock, par value $0.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 2075 West Pinnacle Peak Road Suite 130, Phoenix, Arizona 85027.

Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 15 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment 13 and Amendment 14.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are filing this Amendment No. 15 to report that, pursuant to a Master Assignment and Assumption dated December 23, 2022 among the Antara Master Fund, Corbin ERISA Opportunity Fund Ltd (the “CEOF Lender”) and Hudson Park Capital II LLP (the “Hudson Park Lender”) and filed herewith as Exhibit 99.2 (the “Master Assignment and Assumption”), Antara Master Fund sold and assigned the Hudson Park Lender: (i) 2,319,200 shares of Common Stock of the Issuer and (ii) a loan interest equal to $59,040 principal amount of the Loan. These transactions reduced the Reporting Persons’ beneficial interests in the Issuer by approximately 1%. In addition, Antara Master Fund sold and assigned shares of Common Stock of the Issuer and loan interests in the Loan to the CEOF Lender pursuant to the Master Assignment and Assumption, which had no effect on the Reporting Persons’ beneficial interests in the Issuer.

In connection with these transactions, on December 23, 2022, the Issuer, certain specified subsidiaries of the Issuer (the “Guarantors”), the Antara Master Fund, the CEOF Lender, the Hudson Park Lender and certain participating current executives and directors of the Issuer, or funds affiliated with such executives, entered into an Amended and Restated Senior Secured Loan and Executive Loan Agreement (the “Amended and Restated Senior Secured Loan and Executive Loan Agreement”) pursuant to which, among other things, the CEOF Lender and Hudson Park Lender were added as “Lenders” under the Amended and Restated Senior Secured Loan and Executive Loan Agreement. The Amended and Restated Senior Secured Loan and Executive Loan Agreement amends and restates in its entirety that certain Senior Secured Loan and Executive Loan Agreement dated March 11, 2022, as amended by that certain Extension Agreement dated May 31, 2022, that certain Second Extension Agreement dated June 30, 2022, that certain Third Extension Agreement dated July 8, 2022, that certain Fourth Extension Agreement dated July 15, 2022, that certain Fifth Extension Agreement dated August 12, 2022 and Sixth Extension Agreement dated September 8, 2022.

The foregoing summary descriptions of the material terms of the Amended and Restated Senior Secured Loan and Executive Loan Agreement and the Master Assignment and Assumption do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended and Restated Senior Secured Loan and Executive Loan Agreement, which is filed as Exhibit 99.1, and the Master Assignment and Assumption, which is filed as Exhibit 99.2, each of which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 363,731,470 shares of Common Stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based on 383,437,910 shares of Common Stock outstanding as of November 15, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 8-K furnished to the SEC on November 16, 2022.

(b) As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Capital	363,731,470	95.0%
Antara GP	363,731,470	95.0%
Himanshu Gulati	363,731,470	95.0%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Capital and Antara GP are deemed to have beneficial ownership of the Common Stock directly held by Antara Master Fund and the Managed Account.

(c) Except as provided in Item 4 and 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 7. Material To Be Filed as Exhibit

99.1	Amended and Restated Senior Secured Loan and Executive Loan Agreement dated December 23, 2022, between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund, Corbin ERISA Opportunity Fund Ltd, Hudson Park Capital II LLP and certain current executives and directors of the Issuer, or funds affiliated with such executives (including the form of the Certificate of Designation adopted by the Board of Directors of the Issuer and filed with the Secretary of State of Delaware on March 11, 2022).*

99.2	Master Assignment and Assumption dated December 23, 2022, between Antara Master Fund, Corbin ERISA Opportunity Fund Ltd and Hudson Park Capital II LLP.*

99.3	Securities Purchase Agreement dated September 8, 2022 between the Issuer, EVO Holding Company, LLC and Antara Master Fund.**

99.4	Sixth Extension Agreement dated September 8, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.**

99.5	Fifth Extension Agreement dated August 12, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.***

99.6	Fourth Extension Agreement dated July 15, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.****

99.7	Third Extension Agreement dated July 8, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.*****

99.8	Second Extension Agreement dated June 30, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.******

99.9	Extension Agreement dated May 31, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.*******

99.10	Senior Secured Loan and Executive Loan Agreement dated March 11, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives (including the form of the Certificate of Designation adopted by the Board of Directors of the Issuer and filed with the Secretary of State of Delaware on March 11, 2022).********

*	Filed herewith.
**	Filed as Exhibit 99.1 to Amendment No. 14.
***	Filed as Exhibit 99.1 to Amendment No. 13.
****	Filed as Exhibit 99.1 to Amendment No. 12.
*****	Filed as Exhibit 99.1 to Amendment No. 10.
******	Filed as Exhibit 99.1 to Amendment No. 9.
*******	Filed as Exhibit 99.1 to Amendment No. 8.
********	Filed as Exhibit 99.1 to Amendment No. 7.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member